06019487

082-34643

Rule 12g3-2(b) File N~~o. 82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date December 15, 2006
Contact Martina C. Schuler

SUPPL

Unaxis Holding
OC ~~Oerlikon Corporation AG, Pfäffi~~kon
Rule 12g3-2(b) File No~~. 82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. M. C. Schuler

Corporate Communications

PROCESSED

JAN 1 9 2007

THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

dw 1/19

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, December 15, 2006 – According to an announcement by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, dated December 14, 2006, on December 8, 2006, said institution held a total of 49.28 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 4 823 192 registered shares (34.10 %)
- 51 260 400 call options (15.18 %)

According to an announcement by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, also dated December 14, 2006, on December 12,2006, said institution held a total of 50.17 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 4 831 192 registered shares (34.16 %)
- 52 443 550 call options (16.01 %)

Shareholders in Victory Industriebeteiligung AG are as follows:

- 50 % RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- 50 % Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date December 14, 2006
Contact Martina C. Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Schuler

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, December 14, 2006 – According to information provided on November 14, 2006, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, said company held a total of 14.31 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 77 899 registered shares (0.55 %)
- 1 821 626 Call Options (12.88 %)
- 125 000 Short Put Options (0.88 %)

Group members are:

- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8001 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank AG, Singapore Branch
  DBS Building Tower Two
  8 Shenton Way 15-08
  Singapore, 068809
- DWS Investment (Spain) S.G.I.I.C, S.A.
  Paeso de la Castellana 18
  28046 Madrid, Spain
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody, Jersey
  St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB, Great Britain
- Deutsche Asset Management Inc.
  345 Park Avenue
  New York, NY 10154, USA

 Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.